                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549                /--------------------------/
                                                    /        OMB APPROVAL      /
                   FORM N-17f-2                     /--------------------------/
                                                    /OMB Number:      3235-0360/
Certificate of Accounting of Securities and Similar /Expires:     June 30, 1997/
           Investments in the Custody of            /Estimateed average burden /
          Management Investment Companies           /hours per response... 0.05/
                                                    /--------------------------/
     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1. Investment Company Act File Number:              Date examination completed:
811-3605                                            November 30, 1999
--------------------------------------------------------------------------------
2. State identification Number:
        ------------------------------------------------------------------------
        AL         AK         AZ         AR         CA         CO
        ------------------------------------------------------------------------
        CT         DE         DC         FL         GA         HI
        ------------------------------------------------------------------------
        ID         IL         IN         IA         KS         KY
        ------------------------------------------------------------------------
        LA         ME         MD         MA         MI         MN
        ------------------------------------------------------------------------
        MS         MO         MT         NE         NV         NH
        ------------------------------------------------------------------------
        NJ         NM         NY         NC         ND         OH
        ------------------------------------------------------------------------
        OK         OR         PA         RI         SC         SD
        ------------------------------------------------------------------------
        TN         TX         UT         VT         VA         WA
        ------------------------------------------------------------------------
        WV         WI         WY         PUERTO RICO
        ------------------------------------------------------------------------
        Other (specify):
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
The Northern Institutional Funds
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
4900 Sears Tower, Chicago, Illinois 60606
--------------------------------------------------------------------------------
INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

              THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (9-95)

                       Report of Independent Accountants
                      on Applying Agreed-Upon Procedures
                      ----------------------------------



To the Board of Trustees
The Northern Institutional Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Northern Institutional Funds' (the "Funds") complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from August 31, 1999 (the date of our last examination) through November 30, 1999:

 . Count and inspection of all securities and similar investments located in the vault of The Northern Trust Company in Chicago, New York and London without prior notice to management;

 . Confirmation, or alternate procedures, of all domestic securities and similar investments held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Chicago, the Bank of New York, and the Participants' Trust Company;

 . Confirmation, or alternate procedures, of all foreign securities and similar investments held by various foreign sub-custodians;

 . Confirmation, or alternate procedures, of all securities and similar investments out for transfer with brokers;

 . Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and The Northern Trust Company;

Board of Trustees
The Northern Institutional Funds                                          Page 2

 . Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company's records; and

 . Agreement of three investment purchases and three investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Northern Institutional Funds complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Northern Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                    /s/ ERNST & YOUNG LLP



Chicago, Illinois
January 17, 2000

                Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


We, as members of management of The Northern Institutional Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of November 30, 1999, and from August 31, 1999 through November 30, 1999. The Portfolios comprising The Northern Institutional Funds are as follows:

     Equity Portfolios                      Fixed Income Portfolios
     -----------------                      -----------------------
     Balanced Portfolio                     Bond Portfolio
     Diversified Growth Portfolio           Intermediate Bond Portfolio
     Equity Index Portfolio                 International Bond Portfolio
     Focused Growth Portfolio               Short-Intermediate Bond Portfolio
     International Equity Index Portfolio   U.S. Government Securities Portfolio
     International Growth Portfolio         U.S. Treasury Index Portfolio
     Small Company Index Portfolio

     Money Market Portfolios
     -----------------------
     Diversified Assets Portfolio
     Government Portfolio
     Government Select Portfolio
     Tax-Exempt Portfolio

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999, and from August 31, 1999 through November 30, 1999, with respect to securities and similar investments reflected in the investment account of the Funds.


The Northern Trust Company


By:  /s/ Stuart Schuldt
     ------------------
     Stuart Schuldt, Vice President

By:  /s/ Brian Ovaert
     ----------------
     Brian Ovaert, Senior Vice President

                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549                /--------------------------/
                                                    /        OMB APPROVAL      /
                   FORM N-17f-2                     /--------------------------/
                                                    /OMB Number:      3235-0360/
Certificate of Accounting of Securities and Similar /Expires:     June 30, 1997/
           Investments in the Custody of            /Estimateed average burden /
          Management Investment Companies           /hours per response... 0.05/
                                                    /--------------------------/
     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1. Investment Company Act File Number:              Date examination completed:
811-3605                                            August 31, 1999
--------------------------------------------------------------------------------
2. State identification Number:
        ------------------------------------------------------------------------
        AL         AK         AZ         AR         CA         CO
        ------------------------------------------------------------------------
        CT         DE         DC         FL         GA         HI
        ------------------------------------------------------------------------
        ID         IL         IN         IA         KS         KY
        ------------------------------------------------------------------------
        LA         ME         MD         MA         MI         MN
        ------------------------------------------------------------------------
        MS         MO         MT         NE         NV         NH
        ------------------------------------------------------------------------
        NJ         NM         NY         NC         ND         OH
        ------------------------------------------------------------------------
        OK         OR         PA         RI         SC         SD
        ------------------------------------------------------------------------
        TN         TX         UT         VT         VA         WA
        ------------------------------------------------------------------------
        WV         WI         WY         PUERTO RICO
        ------------------------------------------------------------------------
        Other (specify):
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
The Northern Institutional Funds
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
4900 Sears Tower, Chicago, Illinois 60606
--------------------------------------------------------------------------------
INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

              THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (9-95)

                       Report of Independent Accountants
                      on Applying Agreed-Upon Procedures
                      ----------------------------------



To the Board of Trustees
The Northern Institutional Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Northern Institutional Funds' (the "Funds") complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from April 30, 1999 (the date of our last examination) through August 31, 1999:

 . Count and inspection of all securities and similar investments located in the vault of The Northern Trust Company in Chicago, New York and London without prior notice to management;

 . Confirmation, or alternate procedures, of all domestic securities and similar investments held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Chicago, the Bank of New York, and the Participants' Trust Company;

 . Confirmation, or alternate procedures, of all foreign securities and similar investments held by various foreign sub-custodians;

 . Confirmation, or alternate procedures, of all securities and similar investments out for transfer with brokers;

 . Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and The Northern Trust Company;

Board of Trustees
The Northern Institutional Funds                                          Page 2

 . Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company's records; and

 . Agreement of three investment purchases and three investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Northern Institutional Funds complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Northern Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by any one other than these specified parties.

                                    /s/ ERNST & YOUNG LLP



Chicago, Illinois
January 17, 2000

            Management Statement Regarding Compliance with Certain
               Provisions of the Investment Company Act of 1940


We, as members of management of The Northern Institutional Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of August 31, 1999, and from April 30, 1999 through August 31, 1999. The Portfolios comprising The Northern Institutional Funds are as follows:

     Equity Portfolios                      Fixed Income Portfolios
     -----------------                      -----------------------
     Balanced Portfolio                     Bond Portfolio
     Diversified Growth Portfolio           Intermediate Bond Portfolio
     Equity Index Portfolio                 International Bond Portfolio
     Focused Growth Portfolio               Short-Intermediate Bond Portfolio
     International Equity Index Portfolio   U.S. Government Securities Portfolio
     International Growth Portfolio         U.S. Treasury Index Portfolio
     Small Company Index Portfolio

     Money Market Portfolios
     -----------------------
     Diversified Assets Portfolio
     Government Portfolio
     Government Select Portfolio
     Tax-Exempt Portfolio

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999, and from April 30, 1999 through August 31, 1999 with respect to securities and similar investments reflected in the investment account of the Funds.


The Northern Trust Company


By:  /s/ Stuart Schuldt
     ------------------
     Stuart Schuldt, Vice President

By:  /s/ Brian Ovaert
     ----------------
     Brian Ovaert, Senior Vice President

                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549                /--------------------------/
                                                    /        OMB APPROVAL      /
                   FORM N-17f-2                     /--------------------------/
                                                    /OMB Number:      3235-0360/
Certificate of Accounting of Securities and Similar /Expires:     June 30, 1997/
           Investments in the Custody of            /Estimateed average burden /
          Management Investment Companies           /hours per response... 0.05/
                                                    /--------------------------/
     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1. Investment Company Act File Number:              Date examination completed:
811-3605                                            April 30, 1999
--------------------------------------------------------------------------------
2. State identification Number:
        ------------------------------------------------------------------------
        AL         AK         AZ         AR         CA         CO
        ------------------------------------------------------------------------
        CT         DE         DC         FL         GA         HI
        ------------------------------------------------------------------------
        ID         IL         IN         IA         KS         KY
        ------------------------------------------------------------------------
        LA         ME         MD         MA         MI         MN
        ------------------------------------------------------------------------
        MS         MO         MT         NE         NV         NH
        ------------------------------------------------------------------------
        NJ         NM         NY         NC         ND         OH
        ------------------------------------------------------------------------
        OK         OR         PA         RI         SC         SD
        ------------------------------------------------------------------------
        TN         TX         UT         VT         VA         WA
        ------------------------------------------------------------------------
        WV         WI         WY         PUERTO RICO
        ------------------------------------------------------------------------
        Other (specify):
--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
The Northern Institutional Funds
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
4900 Sears Tower, Chicago, Illinois 60606
--------------------------------------------------------------------------------
INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

              THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (9-95)

                       Report of Independent Accountants
                      on Applying Agreed-Upon Procedures
                      ----------------------------------



To the Board of Trustees
The Northern Institutional Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Northern Institutional Funds' (the "Funds") complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from November 30, 1998 (the date of our last examination) through April 30, 1999:

 . Count and inspection of all securities and similar investments located in the vault of The Northern Trust Company in Chicago, New York and London without prior notice to management;

 . Confirmation, or alternate procedures, of all domestic securities and similar investments held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Chicago, the Bank of New York, and the Participants' Trust Company;

 . Confirmation, or alternate procedures, of all foreign securities and similar investments held by various foreign sub-custodians;

 . Confirmation, or alternate procedures, of all securities and similar investments out for transfer with brokers;

 . Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and The Northern Trust Company;

Board of Trustees
The Northern Institutional Funds                                          Page 2

 . Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company's records; and

 . Agreement of three investment purchases and three investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Northern Institutional Funds complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Northern Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by any one other than these specified parties.

                                    /s/ ERNST & YOUNG LLP


Chicago, Illinois
January 17, 2000

                Management Statement Regarding Compliance with
           Certain Provisions of the Investment Company Act of 1940


We, as members of management of The Northern Institutional Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of April 30, 1999, and from November 30, 1999 through April 30, 1999. The Portfolios comprising The Northern Institutional Funds are as follows:

    Equity Portfolios                       Fixed Income Portfolios
    -----------------                       -----------------------
    Balanced Portfolio                      Bond Portfolio
    Diversified Growth Portfolio            Intermediate Bond Portfolio
    Equity Index Portfolio                  International Bond Portfolio
    Focused Growth Portfolio                Short-Intermediate Bond Portfolio
    International Equity Index Portfolio    U.S. Government Securities Portfolio
    International Growth Portfolio          U.S. Treasury Index Portfolio
    Small Company Index Portfolio

    Money Market Portfolios
    -----------------------
    Diversified Assets Portfolio
    Government Portfolio
    Government Select Portfolio
    Tax-Exempt Portfolio

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1999, and from November 30, 1998 through April 30, 1999, with respect to securities and similar investments reflected in the investment account of the Funds.


The Northern Trust Company


By:     /s/ Stuart Schuldt
        -----------------------------------
        Stuart Schuldt, Vice President

By:     /s/ Brian Ovaert
        -----------------------------------
        Brian Ovaert, Senior Vice President